Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2024

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	Note	2024	2023	2024	2023
SALES	2, 11	5,348	5,631	20,893	23,392
Freight, transportation and distribution		263	263	741	714
Cost of goods sold		3,585	3,741	14,203	15,972
GROSS MARGIN		1,500	1,627	5,949	6,706
Selling expenses		820	799	2,622	2,548
General and administrative expenses		156	151	468	453
Provincial mining taxes		74	96	210	319
Share-based compensation expense (recovery)		1	42	17	(7)
Impairment of assets	3	-	-	530	698
Foreign exchange loss, net of related derivatives	6	31	87	359	105
Other expenses	4	222	67	284	138
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		196	385	1,459	2,452
Finance costs		184	206	525	580
EARNINGS BEFORE INCOME TAXES		12	179	934	1,872
Income tax (recovery) expense	5	(13)	97	352	766
NET EARNINGS		25	82	582	1,106
Attributable to
Equity holders of Nutrien		18	75	561	1,086
Non-controlling interest		7	7	21	20
NET EARNINGS		25	82	582	1,106

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.04	0.15	1.13	2.18
Diluted		0.04	0.15	1.13	2.18
Weighted average shares outstanding for basic EPS		494,743,000	494,517,000	494,653,000	496,999,000
Weighted average shares outstanding for diluted EPS		494,857,000	495,056,000	494,851,000	497,708,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

		Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, net of related income taxes)		2024	2023	2024	2023
NET EARNINGS		25	82	582	1,106
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial loss on defined benefit plans		-	-	-	(3)
Net fair value gain (loss) on investments		35	(6)	53	5
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		85	(64)	28	(14)
Other		2	(16)	(17)	(4)
OTHER COMPREHENSIVE INCOME (LOSS)		122	(86)	64	(16)
COMPREHENSIVE INCOME (LOSS)		147	(4)	646	1,090
Attributable to
Equity holders of Nutrien		139	(11)	625	1,070
Non-controlling interest		8	7	21	20
COMPREHENSIVE INCOME (LOSS)		147	(4)	646	1,090

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	Note	2024	2023	2024	2023
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		25	82	582	1,106
Adjustments for:
Depreciation and amortization		598	552	1,749	1,604
Share-based compensation expense (recovery)		1	42	17	(7)
Impairment of assets	3	-	-	530	698
(Recovery of) provision for deferred income tax		(36)	55	15	176
Net (undistributed) distributed earnings of equity-accounted investees		(24)	(28)	14	112
Fair value adjustment to derivatives	6	(180)	(27)	6	5
Loss related to financial instruments in Argentina	4	-	-	34	92
Long-term income tax receivables and payables		9	1	17	(89)
Other long-term assets, liabilities and miscellaneous		251	53	321	39
Cash from operations before working capital changes		644	730	3,285	3,736
Changes in non-cash operating working capital:
Receivables		418	627	(2,394)	(1,491)
Inventories and prepaid expenses and other current assets		373	794	2,265	3,366
Payables and accrued charges		(2,343)	(2,620)	(2,744)	(4,695)
CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES		(908)	(469)	412	916
INVESTING ACTIVITIES
Capital expenditures [1]		(529)	(634)	(1,449)	(1,890)
Business acquisitions, net of cash acquired		(2)	-	(6)	(116)
(Purchase of) proceeds from investments, held within three months, net		(15)	(36)	(30)	(134)
Purchase of investments		(1)	(12)	(112)	(12)
Net changes in non-cash working capital		30	36	(55)	(68)
Other		11	(27)	38	(5)
CASH USED IN INVESTING ACTIVITIES		(506)	(673)	(1,614)	(2,225)
FINANCING ACTIVITIES
Proceeds from (repayment of) debt, maturing within three months, net		1,378	1,445	1,089	2,213
Proceeds from debt	8	-	-	998	1,500
Repayment of debt		(43)	(118)	(132)	(635)
Repayment of principal portion of lease liabilities		(98)	(91)	(300)	(278)
Dividends paid to Nutrien’s shareholders		(268)	(261)	(795)	(770)
Repurchase of common shares	9	(50)	-	(50)	(1,047)
Issuance of common shares		7	1	16	32
Other		(4)	-	(40)	(34)
CASH PROVIDED BY FINANCING ACTIVITIES		922	976	786	981
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		8	(17)	(5)	(19)
DECREASE IN CASH AND CASH EQUIVALENTS		(484)	(183)	(421)	(347)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,004	737	941	901
CASH AND CASH EQUIVALENTS – END OF PERIOD		520	554	520	554
Cash and cash equivalents is composed of:
Cash		472	508	472	508
Short-term investments		48	46	48	46
		520	554	520	554
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		148	137	496	462
Income taxes paid		127	133	260	1,722
Total cash outflow for leases		134	125	418	373

 1  Includes additions to property, plant and equipment, and intangible assets for the three months ended September 30, 2024 of $489 million and $40 million (2023 – $580 million and $54 million), respectively, and for the nine months ended September 30, 2024 of $1,333 million and $116 million (2023 – $1,734 million and $156 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(millions of US dollars, inclusive of related tax, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,086	1,086	20	1,106

Other comprehensive loss	-	-	-	(14)	(2)	(16)	-	(16)	-	(16)

Shares repurchased (Note 9)	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared - $1.59/share	-	-	-	-	-	-	(789)	(789)	-	(789)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(14)	(14)

Effect of share-based compensation including issuance of common shares	664,230	39	(1)	-	-	-	-	38	-	38

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8

Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-

BALANCE – SEPTEMBER 30, 2023	494,532,146	13,837	82	(388)	(22)	(410)	11,636	25,145	51	25,196

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	561	561	21	582

Other comprehensive income	-	-	-	28	36	64	-	64	-	64

Shares repurchased (Note 9)	(1,039,185)	(29)	(21)	-	-	-	(1)	(51)	-	(51)

Dividends declared - $1.62/share	-	-	-	-	-	-	(800)	(800)	-	(800)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	369,904	18	5	-	-	-	-	23	-	23

Transfer of net loss on cash flow hedges	-	-	-	-	13	13	-	13	-	13

BALANCE – SEPTEMBER 30, 2024	493,882,449	13,827	67	(258)	39	(219)	11,291	24,966	40	25,006

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		September 30		December 31

As at (millions of US dollars)	Note	2024	2023	2023

ASSETS

Current assets

Cash and cash equivalents		520	554	941

Receivables	6, 7, 11	7,786	7,713	5,398

Inventories		4,890	5,169	6,336

Prepaid expenses and other current assets		678	656	1,495

		13,874	14,092	14,170

Non-current assets

Property, plant and equipment	3	22,329	22,150	22,461

Goodwill		12,122	12,078	12,114

Intangible assets	3	1,877	2,219	2,217

Investments		739	731	736

Other assets		970	959	1,051

TOTAL ASSETS		51,911	52,229	52,749

LIABILITIES

Current liabilities

Short-term debt	7	2,967	4,354	1,815

Current portion of long-term debt	8	1,013	-	512

Current portion of lease liabilities		364	305	327

Payables and accrued charges	6	6,613	6,653	9,467

		10,957	11,312	12,121

Non-current liabilities

Long-term debt	8	9,383	9,427	8,913

Lease liabilities		1,029	901	999

Deferred income tax liabilities		3,555	3,631	3,574

Pension and other post-retirement benefit liabilities		245	241	252

Asset retirement obligations and accrued environmental costs		1,564	1,353	1,489

Other non-current liabilities		172	168	200

TOTAL LIABILITIES		26,905	27,033	27,548

SHAREHOLDERS’ EQUITY

Share capital	9	13,827	13,837	13,838

Contributed surplus		67	82	83

Accumulated other comprehensive loss		(219)	(410)	(296)

Retained earnings		11,291	11,636	11,531

Equity holders of Nutrien		24,966	25,145	25,156

Non-controlling interest		40	51	45

TOTAL SHAREHOLDERS’ EQUITY		25,006	25,196	25,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		51,911	52,229	52,749

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Nine Months Ended September 30, 2024

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2023 annual audited consolidated financial statements, as well as any amended standards adopted in 2024 that we previously disclosed. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2023 annual audited consolidated financial statements. Certain immaterial 2023 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 4 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized for issue by the Audit Committee of the Board of Directors for issue on November 6, 2024.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at September 30, 2024	22,585	13,686	11,303	2,412	2,443	(518)	51,911

Assets – as at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

Unaudited

	Three Months Ended September 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,271	915	753	409	-	-	5,348

– intersegment	-	113	163	58	-	(334)	-

Sales – total	3,271	1,028	916	467	-	(334)	5,348

Freight, transportation and distribution	-	144	123	55	-	(59)	263

Net sales	3,271	884	793	412	-	(275)	5,085

Cost of goods sold	2,412	422	581	383	-	(213)	3,585

Gross margin	859	462	212	29	-	(62)	1,500

Selling expenses (recovery)	815	3	8	1	(2)	(5)	820

General and administrative expenses	51	5	6	4	90	-	156

Provincial mining taxes	-	74	-	-	-	-	74

Share-based compensation expense	-	-	-	-	1	-	1

Impairment of assets	-	-	-	-	-	-	-

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Other expenses (income)	32	2	(25)	10	194	9	222

Earnings (loss) before finance costs and income taxes	(39)	378	223	14	(314)	(66)	196

Depreciation and amortization	190	177	132	75	24	-	598

EBITDA	151	555	355	89	(290)	(66)	794

Share-based compensation expense	-	-	-	-	1	-	1

ARO/ERL related expense for non-operating sites	-	-	-	-	184	-	184

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Adjusted EBITDA	151	555	355	89	(74)	(66)	1,010

	Three Months Ended September 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,489	1,002	690	450	-	-	5,631

– intersegment	1	108	138	66	-	(313)	-

Sales – total	3,490	1,110	828	516	-	(313)	5,631

Freight, transportation and distribution	-	138	105	72	-	(52)	263

Net sales	3,490	972	723	444	-	(261)	5,368

Cost of goods sold	2,595	389	569	417	-	(229)	3,741

Gross margin	895	583	154	27	-	(32)	1,627

Selling expenses (recovery)	798	3	8	1	(3)	(8)	799

General and administrative expenses	57	2	1	3	88	-	151

Provincial mining taxes	-	96	-	-	-	-	96

Share-based compensation expense	-	-	-	-	42	-	42

Foreign exchange loss, net of related derivatives	-	-	-	-	87	-	87

Other expenses (income)	37	4	(19)	8	30	7	67

Earnings (loss) before finance costs and income taxes	3	478	164	15	(244)	(31)	385

Depreciation and amortization	189	133	130	75	25	-	552

EBITDA	192	611	294	90	(219)	(31)	937

Integration and restructuring related costs	5	-	-	-	9	-	14

Share-based compensation expense	-	-	-	-	42	-	42

ARO/ERL related expense for non-operating sites	-	-	-	-	4	-	4

Foreign exchange loss, net of related derivatives	-	-	-	-	87	-	87

Adjusted EBITDA	197	611	294	90	(77)	(31)	1,084

Unaudited

	Nine Months Ended September 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	14,653	2,486	2,547	1,207	-	-	20,893

– intersegment	-	305	584	210	-	(1,099)	-

Sales – total	14,653	2,791	3,131	1,417	-	(1,099)	20,893

Freight, transportation and distribution	-	338	399	174	-	(170)	741

Net sales	14,653	2,453	2,732	1,243	-	(929)	20,152

Cost of goods sold	11,018	1,139	1,835	1,116	-	(905)	14,203

Gross margin	3,635	1,314	897	127	-	(24)	5,949

Selling expenses (recovery)	2,610	9	23	5	(7)	(18)	2,622

General and administrative expenses	154	10	16	11	277	-	468

Provincial mining taxes	-	210	-	-	-	-	210

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Other expenses (income)	95	3	(136)	26	274	22	284

Earnings (loss) before finance costs and income taxes	441	1,082	799	85	(920)	(28)	1,459

Depreciation and amortization	580	475	419	213	62	-	1,749

EBITDA	1,021	1,557	1,218	298	(858)	(28)	3,208

Share-based compensation expense	-	-	-	-	17	-	17

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related expense for non-operating sites	-	-	-	-	152	-	152

Foreign exchange loss, net of related derivatives	-	-	-	-	359	-	359

Adjusted EBITDA	1,356	1,557	1,413	298	(296)	(28)	4,300

	Nine Months Ended September 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	16,038	3,001	2,909	1,444	-	-	23,392

– intersegment	2	302	708	204	-	(1,216)	-

Sales – total	16,040	3,303	3,617	1,648	-	(1,216)	23,392

Freight, transportation and distribution	-	320	366	188	-	(160)	714

Net sales	16,040	2,983	3,251	1,460	-	(1,056)	22,678

Cost of goods sold	12,599	1,047	2,157	1,297	-	(1,128)	15,972

Gross margin	3,441	1,936	1,094	163	-	72	6,706

Selling expenses	2,534	9	23	5	(7)	(16)	2,548

General and administrative expenses	162	10	11	10	260	-	453

Provincial mining taxes	-	319	-	-	-	-	319

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

Foreign exchange loss, net of related derivatives	-	-	-	-	105	-	105

Other expenses (income)	81	2	(53)	21	82	5	138

Earnings (loss) before finance costs and income taxes	199	1,596	1,113	(106)	(433)	83	2,452

Depreciation and amortization	558	345	426	213	62	-	1,604

EBITDA	757	1,941	1,539	107	(371)	83	4,056

Integration and restructuring related costs	8	-	-	-	21	-	29

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	465	-	-	233	-	-	698

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	10	-	10

Foreign exchange loss, net of related derivatives	-	-	-	-	105	-	105

Adjusted EBITDA	1,230	1,941	1,539	340	(150)	83	4,983

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2024	2023	2024	2023
Retail sales by product line
Crop nutrients	1,093	1,250	5,683	6,571
Crop protection products	1,518	1,566	5,365	5,790
Seed	132	158	2,051	2,093
Services and other	242	235	690	691
Merchandise	222	231	667	750
Nutrien Financial	85	73	284	252
Nutrien Financial elimination [1]	(21)	(23)	(87)	(107)

	3,271	3,490	14,653	16,040

Potash sales by geography
Manufactured product

North America	601	637	1,474	1,631

Offshore [2]	427	473	1,316	1,672
Other potash and purchased products	-	-	1	-

	1,028	1,110	2,791	3,303

Nitrogen sales by product line
Manufactured product

Ammonia	261	193	856	998

Urea and ESN®	293	297	1,085	1,278

Solutions, nitrates and sulfates	299	270	961	1,022
Other nitrogen and purchased products	63	68	229	319

	916	828	3,131	3,617

Phosphate sales by product line
Manufactured product

Fertilizer	316	295	928	886

Industrial and feed	148	151	470	535

Other phosphate and purchased products	3	70	19	227

	467	516	1,417	1,648

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended September 30, 2024 of $(4) million (2023 – $(34) million) and the nine months ended September 30, 2024 of $7 million (2023 – $(354) million).

Note 3 Impairment of assets

We recorded the following non-cash impairment of assets in the condensed consolidated statements of earnings:

		Nine Months Ended September 30
(millions of US dollars)		2024	2023
Segment	Category
Retail	Intangible assets	200	43
	Property, plant and equipment	120	-
	Other	15	-
	Goodwill	-	422
Nitrogen	Property, plant and equipment	195	-
Phosphate	Property, plant and equipment	-	233
Impairment of assets		530	698

Retail – Brazil

At June 30, 2024, due to the ongoing market instability and more moderate margin expectations, we lowered our forecasted EBITDA for the Retail – Brazil cash generating unit (“CGU”). This triggered an impairment analysis. Prior to June 30, 2023, the Retail – Brazil CGU was part of the Retail – South America group of CGUs at which time the goodwill of the group was deemed to be fully impaired.

We used the fair value less cost to dispose (“FVLCD”) methodology (level 3) based on a market approach to assess the recoverable value of the Retail – Brazil CGU at June 30, 2024. This is a change from our 2023 analysis, as the market approach resulted in a more representative fair value of the CGU as restructuring initiatives in Brazil are currently being developed. In 2023, we used the

Unaudited

FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and an after-tax discount rate (14.4 percent). We incorporated assumptions that an independent market participant would apply.

The key assumptions with the greatest influence on the calculation of the impairment are the estimated recoverable value of property, plant and equipment and intangible assets. Any change to these estimates could directly impact the impairment amount.

(millions of US dollars)	Retail – Brazil June 30, 2024
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	-

Nitrogen

During the three months ended June 30, 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write-off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use, is $nil.

At June 30, 2023, we recorded an impairment of $465 million on our Retail – South America groups of CGUs and $233 million on our Phosphate – White Springs CGU. Refer to Note 13 of our 2023 annual audited consolidated financial statements for further details.

Note 4 Other expenses (income)

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2024	2023	2024	2023
Integration and restructuring related costs	-	14	-	29
Earnings of equity-accounted investees	(26)	(28)	(107)	(100)
Bad debt expense	31	12	94	51
Project feasibility costs	19	19	62	53
Customer prepayment costs	10	10	41	36
Insurance recoveries	(3)	-	(70)	-
Loss on natural gas derivatives not designated as hedge ¹	5	-	7	-
Loss related to financial instruments in Argentina	-	-	34	92
ARO/ERL related expenses for non-operating sites ²	184	4	152	10
Gain on amendments to other post-retirement pension plans	-	-	-	(80)
Other expenses	2	36	71	47
	222	67	284	138

1 Includes realized loss of $3 million and $5 million for the three and nine months ended September 30, 2024 (2023 – $nil) and unrealized loss of $2 million for the three and nine months ended September 30, 2024, respectively (2023 – $nil).

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. We utilize various financial instruments such as Blue Chip Swaps or Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) that effectively allow companies to transact in US dollars. We incurred losses on these transactions due to the significant divergence between the market exchange rate used for these financial instruments and the official Central Bank of Argentina rate. These losses are recorded as part of loss related to financial instruments in Argentina.

Note 5 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Actual effective tax rate on earnings (%)	(18)	41	41	33
Actual effective tax rate including discrete items (%)	(112)	54	38	41
Discrete tax adjustments that impacted the tax rate	(11)	23	(31)	155

Unaudited

Note 6 Financial instruments

Foreign Currency Derivatives

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2024	2023	2024	2023
Foreign exchange (gain) loss	(3)	32	27	12
Hyperinflationary loss	20	46	85	78
Loss on foreign currency derivatives at fair value through profit or loss	14	9	247	15
Foreign exchange loss, net of related derivatives	31	87	359	105

During the nine months ended September 30, 2024, we entered into various foreign currency derivative contracts. The losses on our foreign currency derivatives were primarily related to Brazil which matured in July 2024. As of September 30, 2024, outstanding derivative contracts were related to our ongoing risk management strategy. The fair value of our net foreign exchange currency derivative assets (liabilities) as at September 30, 2024 was $3 million (December 31, 2023 – $11 million).

	As at September 30, 2024			As at December 31, 2023
(millions of US dollars, except as otherwise noted)	Notional	Maturities (year)	Average Contract Rate (1:1)	Notional	Maturities (year)	Average Contract Rate (1:1)
Derivatives not designated as hedges
Forwards (Sell/buy)
USD/Canadian dollars (“CAD”)	416	2024	1.3445	435	2024	1.3207
Brazilian real (“BRL”)/USD	213	2024	5.4668	94	2024	4.8688
Australian dollars (“AUD”)/USD	75	2025	1.4940	86	2024	1.5269
USD/BRL	94	2025	5.5408	-	-	-
USD/BRL	58	2025	5.6617	-	-	-
USD/AUD	11	2024	1.4904	-	-	-
Derivatives designated as hedges
Forwards (Sell/buy)
USD/CAD	485	2025	1.3638	601	2024	1.3565

Natural Gas Derivatives

In 2024, we increased our use of natural gas derivatives to lock-in commodity prices. Our risk management strategies and accounting policies for derivatives that are designated and qualify as cash flow hedges are consistent with those disclosed in Note 10 and Note 30 of our annual consolidated financial statements, respectively. For derivatives that do not qualify as cash flow hedges, any gains or losses are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: • timing of forecast transactions • volume delivered • our credit risk or the credit risk of a counterparty

Unaudited

The table below presents information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As at September 30, 2024
(millions of US dollars, except as otherwise noted)	Notional [1]	Maturities (year)	Average Contract Price [2]	Fair Value of Assets (Liabilities) [3]
Derivatives not designated as hedges
NYMEX call options	15	2024	3.15	1
Derivatives designated as hedges
NYMEX swaps	12	2024	3.06	(1)

 1  In millions of Metric Million British Thermal Units (“MMBtu”).

 2  US dollars per MMBtu.

 3  Fair value of natural gas derivatives are based on a discounted cash flow model which are classified as Level 2.

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt that has a carrying value of $10,396 million and fair value of $10,194 million as at September 30, 2024. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Short-term debt

On March 7, 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our condensed consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at September 30, 2024, there were no borrowings outstanding under this facility.

During the three months ended September 30, 2024, we extended the term of our unsecured revolving term credit facility to September 3, 2025 and reduced the facility limit from $1,500 million to $750 million. We also extended the maturity of our $4,500 million unsecured revolving term facility to September 4, 2029.

Note 8 Long-term debt

Issuances in the nine months ended September 30, 2024 (millions of US dollars, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued 2024	5.2	June 21, 2027	400
Senior notes issued 2024	5.4	June 21, 2034	600
			1,000

The notes issued in the nine months ended September 30, 2024, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Note 9 Share capital

Share Repurchase Programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Number of common shares repurchased for cancellation	1,039,185	-	1,039,185	13,378,189
Average price per share (US dollars)	48.11	-	48.11	74.73
Total cost, inclusive of tax	51	-	51	1,000

As of November 5, 2024, an additional 477,671 common shares were repurchased for cancellation at a cost of $23 million and an average price per share of $48.68.

Unaudited

Note 10 Seasonality

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Note 11 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex.

As at (millions of US dollars)	September 30, 2024	December 31, 2023
Receivables from Canpotex	195	162

Note 12 Accounting policies, estimates and judgments

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which was issued on April 9, 2024, would supersede IAS 1, “Presentation of Financial Statements” and increase the comparability of financial statements by enhancing principles on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.

Amendments for IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”, which was issued on May 30, 2024, will address diversity in practice by making the requirements more understandable and consistently applied. These amendments will be effective January 1, 2026, and will not apply to comparative information. We are reviewing the standard to determine the potential impact.